Form SBSE-A

Supplemental Response: Question 7

Applicant Name: BNP Paribas SA
Date: 07/30/2024
NFA No. : 0247694

BNP Paribas, Europe's leading provider of banking and financial services. It operates in 63 countries and has nearly 183,000 employees, including over 145,000 in Europe. BNP Paribas's activities are diversified and integrated within a distinctive model combining Commercial & Personal Banking activities in Europe and abroad, Specialized Businesses (consumer credit,mobility and leasing services, and new digital business lines), insurance, Private Banking and asset management, and Corporate and Institutional Banking. BNP Paribas' organization is based on three operating divisions: **(1) Corporate & Institutional Banking (CIB)**, comprised of: (a) Global Banking, (b) Global Markets, and (c) Securities Services; **(2) Commercial, Personal Banking & Services (CPBS)** which includes: (a) Commercial, Personal Banking in the Euro-zone, comprising: (i) Commercial & Personal Banking in France, (ii) BNL banca commerciale, (iii) Italian Commercial & Personal Banking, (iv) Commercial & Personal Banking in Belgium, (v) Commercial & Personal Banking in Luxembourg, (vi) Commercial & Personal Banking outside the Eurozone, and (vii) Other Specialized Businesses including Arval, BNP Paribas Leasing Solutions, BNP Paribas Personal Investors, BNP Paribas Personal Finance, and New Digital Businesses; and **(3) Investment & Protection Service (IPS)**, comprising: (i) Insurance, and (ii) Wealth and Asset Management. BNP Paribas SA is the parent company of the BNP Paribas Group.